                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934


                             UNITED MAGAZINE COMPANY
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title and Class of Securities)


                                   91-0810209
                                 (Cusip Number)



                             Ruth Hunter Smith, Esq.
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With copies to:

                              Robert K. Rupp, Esq.
                                Baker & Hostetler
                        65 East State Street, Suite 2100
                              Columbus, Ohio 43215
                                 (614) 228-1541



                                February 9, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this Schedule:  [x]





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                              CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.
         or I.R.S. Identification Nos. of                      Ronald E. Scherer
         Above Persons                                         ###-##-####
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)      x
         Member of a Group (see
         instructions)
                                                             ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  U.S. Citizen
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 569,051
by Each Reporting             -------------------------------------------------
Person With                     (8)      Shared Vot-
                                         ing Power             1,245,450
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            569,051
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        1,814,501
-------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    24.4%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         IN





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Item 1.  Security and Issuer.
         ---------------------
         The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.

Item 2.  Identity and Background.
         ------------------------
         (a)      Ronald E. Scherer ("Scherer")

         (b)      5131 Post Road
                  Dublin, Ohio 43017

         (c)      Chairman
                  United Magazine Company
                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, Mr. Scherer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Scherer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Scherer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      U.S. citizen.
------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------
         Mr. Scherer acquired additional common shares, without par value ("Common Shares") of United Magazine Company, an Ohio corporation (the "Company"), in several transactions which closed on February 9, 1998. In these transactions, the Company acquired either the assets or stock of independent periodical wholesale companies of which Mr. Scherer was a part owner. See Item 4 for a description of the transactions. The consideration paid by Mr. Scherer for such Common Shares consisted of shares of stock or assets of the various companies acquired by the Company, which were exchanged for Common Shares and Senior and Subordinated Debentures of the Company. Mr. Scherer also acquired additional Common Shares as payment of 67% of the accrued interest due through December 31, 1997, under the Senior and Subordinated Debentures of the Company.

Item 4.  Purpose of Transactions.
         -------------------------
         At the annual shareholders meeting of the Company held on September 3, 1997, the shareholders approved a number of acquisitions by the Company. Mr. Scherer was a shareholder of several companies acquired and he received his additional Common Shares of the Company in consideration for the transfer by him of stock or assets in such acquired companies in exchange for Common Shares and Senior and Subordinated Debentures of the Company. The following is a summary of such transactions.




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




         Pursuant to an Option Agreement dated March 1, 1996 (the "Option Agreement"), between the Company and Linda Hayner Talbott individually and on behalf of the shareholders of Ohio Periodical Distributors, Inc. ("OPD"), Northern News Company, and its subsidiary, MacGregor News Agency, Inc. (collectively, "Northern"), the Company was granted an option to acquire, at the option of the seller, all or substantially all of the wholesale periodical distribution assets and assume all or substantially all of the wholesale periodical distribution liabilities of OPD and Northern, generally pursuant to the terms set forth in the Option Agreement. OPD, MacGregor, Northern, Wholesalers Leasing, Inc., the Scherer Companies, and Read-mor Bookstore, Inc. are companies affiliated with Ronald E. Scherer, chairman of the Company (collectively, the "Scherer Affiliates"). Effective July 29, 1996, the Company entered into an Asset Transfer and Exchange Agreement with Northern, pursuant to which the Company is to acquire such of the assets and liabilities of that company as are related to the wholesale distribution of periodicals (and pursuant to the agreement with Northern, to acquire all of the stock of MacGregor held by Northern) in exchange for 1,335,425 shares of Common Stock of the Company, $1,423,384 principal amount of 8% Senior Debentures of the Company Due 2002, and $501,199 principal amount of 10% Subordinated Debentures of the Company Due 2004. Effective August 1, 1996, the Company entered into an Asset Transfer and Exchange Agreement with OPD and the shareholders of OPD (the "OPD Shareholders"), subsequently modified to a Stock Transfer and Exchange Agreement. This Agreement has been amended to provide for the Acquisition to be effected in the form of a merger, pursuant to which OPD will merge with and into the Company and, in the merger, the stock of OPD will be exchanged for 10,190,773 shares of Common Stock of the Company and $7,404,807 principal amount of 8% Senior Debentures of the Company Due 2002, and $76,013 principal amount of 10% Subordinated Debentures of the Company Due 2004. Effective August 2, 1996, the Company entered into an Asset Transfer and Exchange Agreement with Wholesalers pursuant to which the Company is to acquire certain of the assets of that company as are related to the wholesale distribution of periodicals in exchange for 482,599 shares of Common Stock of the Company and $306,799 principal amount of 8% Senior Debentures of the Company Due 2002, and $388,711 principal amount of 10% Subordinated Debentures of the Company Due 2004. Effective August 2, 1996, the Company entered into a Stock Transfer and Exchange Agreement with Scherer Companies and all of the shareholders of Scherer Companies (the "Scherer Shareholders"), pursuant to which the Scherer Shareholders will contribute their shares of stock of Scherer Companies to the Company in exchange for 432,980 shares of Common Stock of the Company and $62,614 principal amount of 8% Senior Debentures of the Company Due 2002, and $561,386 principal amount of 10% Subordinated Debentures of the Company Due 2004. Also, effective August 2, 1996, the Company entered into a Stock Transfer and Exchange Agreement with Read-mor Book Store, Inc. ("Read-mor") and the shareholder of Read-mor (the "Read-mor Shareholder"), pursuant to which the Read-mor Shareholder will contribute his shares of stock of Read-mor to the Company in exchange for 233,702 shares of Common Stock of the Company and $242,211 principal amount of 8% Senior Debentures of the Company due 2002 and $94,594 principal amount of 10% Subordinated Debentures of the Company due 2004. On September 3, 1997, the shareholders of the Company approved these transactions and the transactions have been consummated.





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Item 5.  Interest in Securities of Issuer.
         ---------------------------------

         (a)

                                 Common Shares           Percent of
               Name           Beneficially Owned            Class
               ----           ------------------         ----------

Ronald E. Scherer(1)               1,814,501             24.4%


------------------

Except as otherwise indicated below, the nature of the beneficial ownership for all shares listed above is sole voting and investment power.

(1) The shares owned by Northern News Company, Wholesalers Leasing Corp. and the two Scherer Trusts are also deemed to be beneficially owned by Ronald E. Scherer and Linda Hayner Talbott, because they share voting power over these shares.


Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect
         --------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         None.





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                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 1998


                                            /s/ Ronald E. Scherer
                                            ------------------------
                                            RONALD E. SCHERER




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